Ballard Power Systems Inc.

News Release

Ballard Announces Delta Power Solutions Purchase Order For Fuel Cell Systems in India

•	Initial order under previously announced collaboration agreement

For Immediate Release – November 1, 2011

VANCOUVER, CANADA– Ballard Power Systems (TSX: BLD) (NASDAQ: BLDP) today announced that Dantherm Power, Ballard’s backup power company, has received a purchase order for thirty (30) DBX2000 fuel cell systems from Delta Power Solutions (India) Pvt. Ltd. [Delta], a subsidiary of Delta Electronics (Thailand) PLC, and part of the Delta Group, the world’s leading energy saving solutions provider (www.deltaww.com). These systems will be delivered in India and installed at sites of a major telecom service provider by year-end.

John Sheridan, Ballard’s President and CEO said, “This initial sale under our collaboration agreement with Delta establishes a key beachhead for us in India. Delta is a leading player in the India telecommunications market and our strategic partnership provides important opportunities for sales of cost-effective, clean fuel cell products in the fast growing India telecom marketplace.”

Under the agreement, Dantherm Power and Delta are working jointly to deploy Dantherm Power direct hydrogen fuel cell systems, including its 2-kilowatt (kW) DBX2000 and 5kW DBX5000 systems. Fuel cell solutions will be integrated by Delta, along with its Site Management & Control System (SMCS), and deployed at telecom customer sites in India. Delta has responsibility for installation, commissioning, maintenance and management of deployments. Network sites will also be remotely monitored by Delta’s Network Operations Centre (NOC).

Ballard FCgen®-1020ACS fuel cell stacks are integrated by Dantherm Power into its line of DBX systems. These systems are installed as an alternative to traditional power generators – such as lead-acid batteries and diesel generators – at telecom network sites, including wireless network base stations. In the event of a grid power failure, the reliability and rapid start-up of fuel cell-powered DBX systems ensure seamless, uninterrupted service to telecom end-customers.

About Ballard Power Systems
Ballard Power Systems (TSX: BLD) (NASDAQ: BLDP) provides clean energy fuel cell products enabling optimized power systems for a range of applications. Products contain proprietary esencia™ technology, ensuring incomparable performance, durability and versatility. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning future sales opportunities. These forward-looking statements reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard’s assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard’s actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard’s future performance, please refer to Ballard’s most recent Annual Information Form. Readers should not place undue reliance on Ballard’s forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

Further Information
Media: Guy McAree, +1.604.412.7919, media@ballard.com
Investor Relations: Lori Rozali, +1.604.412.3195, investors@ballard.com